SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D/A
                            (Amendment No. 2

              Under the Securities Exchange Act of 1934


                            MICRONETICS, INC.
                            (Name of Issuer)


                       Common Stock, Par Value $.01
                      (Title of Class of Securities)

                             595125-10-5
                            (CUSIP Number)


                       William F. Campbell, III
                  c/o Dillon, Bitar & Luther, L.L.C.
                           53 Maple Avenue
                        Morristown, NJ  07960
                           (973) 539-3100

     (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices & Communications)


                           September 23, 2005
        (Date of Event which Requires Filing of this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]





                           SCHEDULE 13D

CUSIP No.   595125-10-5

1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.  (Entities only)

                          Noelle Makenzie Kalin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
     (SEE INSTRUCTIONS)
                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS  (See Instructions)                   PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

__________________
                  |    7.   SOLE VOTING POWER            744,799
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER              --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       744,799
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER          --


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                  744,799


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (See instruction)               [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    16.75%


14.  TYPE OF REPORTING PERSON  (See instructions)           IN





Item 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D is filed with respect to Micronetics, Inc. (the "Issuer"), which has its principal executive offices at 26 Hudson Drive, Hudson, NH 03051, telephone number (603) 883-2900. This Statement relates to the Issuer's common stock, $.01 par value (the "Common Stock").


Item 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by Noelle Makenzie Kalin, who has an address at 89 Headquarters Plaza, Morristown, NJ 07960. Mrs. Kalin is not employed and is not engaged in a business.

          Mrs. Kalin has not during the last five (5) years been convicted in a criminal proceeding of any offense (excluding traffic violations or similar misdemeanors), nor was she during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mrs. Kalin is a citizen of the United States of America.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not Applicable -- acquired through inheritance.


Item 4.   PURPOSE OF TRANSACTION.

          Mrs. Kalin acquired her securities in the Issuer as a result of inheritance. Mrs. Kalin has no plans or proposals which would relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

          Mrs. Kalin reserves the right to sell securities of the Issuer and to purchase securities of the Issuer.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          At October 5, 2005, Mrs. Kalin beneficially owns directly 744,799 shares of Common Stock, of which 10,000 shares are held as custodian for the benefit of a minor. Mrs. Kalin may be regarded as sole beneficial owner of all of the above shares, holding both voting and dispositive power.


                         Beneficial Ownership
                         ____________________

                             Sole     %       Shared   %    Total     %
                           _______   ___      ______  __   _______    __

Noelle Makenzie Kalin      744,799  16.75(1)    --    --   744,799   16.75(1)

(1) According to the Issuer's most recent Definitive Proxy Statement, as of September 9, 2005 there were outstanding 4,445,831 shares of Common Stock.


          Mrs. Kalin has had no transactions in the Common Stock in the last sixty (60) days, except for the following:

          Mrs. Kalin sold the following amounts of shares of Common Stock on the following dates at the following prices:

                    Date        Amount        Price

                   8/18/05      6,200        $9.07
                   8/19/05     13,800         9.02
                   8/22/05      5,753         9.30
                   8/22/05     10,000         9.35
                   8/26/05      8,530         9.21

All of the sales set forth in the table were made on the NASDAQ Stock Market.

          On September 23, 2005 an option to purchase 50,000 shares expired unexercised and out of the money.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.


Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 6, 2005              NOELLE MAKENZIE KALIN
                                   ______________________
                                    Noelle Makenzie Kalin


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)